SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.  20549

                                        FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 (FEE REQUIRED)
       For the fiscal year ended:     December 31, 1999

                                          OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
       For the transition period from ________________ to _____________


Commission File Number 1-4471

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

       XEROX CORPORATION PROFIT SHARING AND SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Xerox Corporation
                       P.O. Box 1600
                       Stamford, Connecticut  06904-1600




  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administer the plan have duly caused this actual report to be signed on its behalf by the undersigned who thereunto duly authorized.

XEROX CORPORATION PROFIT SHARING AND SAVINGS PLAN

Sally Conkright
Plan Administrator

Stamford, Connecticut
Dated June 29, 2000








XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Financial Statements and Schedule

December 31, 1999 and 1998

(With Independent Auditors' Report Thereon)




XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
With Fund Information

December 31, 1999

(In thousands)



                                                Fund Information
                                                        Small      Balanced Fund
                            International              Company
                               Stock        U.S. Stock  Stock    Fifty/     More
                                Fund           Fund     Fund     Fifty     Bonds
Assets:
 Investment in Master Trust  $  225,051      518,508   217,442   106,073  45,552
 Participant notes receivable        -             -         -         -       -

        Total assets            225,051      518,508   217,442   106,073  45,552

Due from (to) other funds          (267)        (615)     (258)     (126)   (54)

Net assets available for plan
  Benefits                   $  224,784      517,893   217,184   105,947  45,498



The accompanying notes are an integral part of the financial statements.




           Enhanced             Xerox
  More      Bond      Income    Stock     Marketplace      Employee
  Stocks    Fund      Fund      Fund         Window        Loan Fund       Total

1,199,259    20,596   583,296   402,616      150,370           -       3,468,763
      -         -         -        -           -             86,788       86,788

1,199,259    20,596   583,296   402,616      150,370         86,788    3,555,551

   (1,422)      (24)     (692)     (478)        (178)         4,114            -


1,197,837    20,572   582,604   402,138      150,192         90,902    3,555,551





XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
With Fund Information

December 31, 1998

(In thousands)



                                            Fund Information
                                                      Small       Balanced Fund
                            International            Company
                               Stock     U.S. Stock   Stock     Fifty/    More
                               Fund        Fund       Fund      Fifty     Bonds
Assets:
 Investment in Master Trust $ 175,891    404,740    189,184      43,879   19,615
 Participant notes receivable       -          -          -           -        -
 Employer contributions         2,402      7,629      3,095         871      376
  receivable

        Total assets          178,293    412,369    192,279      44,750   19,991

Due from (to) other funds        (149)      (343)      (160)        (37)    (17)

Net assets available for plan
  Benefits                  $ 178,144    412,026    192,119      44,713   19,974



The accompanying notes are an integral part of the financial statements.



           Enhanced            Xerox
  More      Bond     Income    Stock      Marketplace     Employee
  Stocks    Fund     Fund      Fund         Window        Loan Fund       Total

 1,102,063  18,803   692,898   590,564      18,706             -       3,256,343
         -       -         -         -           -        80,030          80,030

    13,575     193     3,179    10,190         353             -          41,863

 1,115,638  18,996   696,077   600,754      19,059         80,030      3,378,236

      (935)    (16)     (588)     (501)        (16)         2,762              -


 1,114,703  18,980   695,489   600,253      19,043         82,792      3,378,236



XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
With Fund Information

Year ended December 31, 1999

(In thousands)



                                    Fund Information
                                                          Small    Balanced Fund
                           International                 Company
                                Stock        U.S. Stock   Stock    Fifty/   More
                                Fund           Fund        Fund    Fifty   Bonds

Contributions:
  Employer                 $         -            -          -        -        -
  Employees' - voluntary        11,854       30,367     13,869    2,751      955
  Rollovers from external plans    655        4,434        792    2,432      766
  Rollovers from internal plans  3,310       12,444      2,638   38,066   13,686

       Total contributions      15,819       47,245     17,299   43,249   15,407

Net income (loss) from Master
  Trust investments, net of
  administrative expenses       54,334       84,438     51,596   11,449    3,162

Interest income on participant
  notes receivable                   -            -          -        -        -

       Total                    70,153      131,683     68,895   54,698   18,569


Benefit payments                (7,917)     (21,895)    (8,032) (15,032) (4,985)
Transfers among funds          (15,596)      (3,921)   (35,798)  21,568   11,940

       Net increase (decrease)
        in net assets available
        for plan benefits       46,640      105,867     25,065   61,234   25,524

Net assets available for plan
 benefits:
     Beginning of year         178,144      412,026    192,119   44,713   19,974

     End of year            $  224,784      517,893    217,184  105,947   45,498


The accompanying notes are an integral part of the financial statements.


         Enhanced              Xerox
 More      Bond     Income     Stock    Marketplace     Employee
Stocks     Fund     Fund       Fund       Window        Loan Fund    Total

       -       -          -           -          -          -             -
  43,098     862     19,292      32,992      2,550          -       158,590
   4,008     762     10,086       2,630      1,394          -        27,959
  53,514   5,264     23,704       3,672      7,436          -       163,734

 100,620   6,888     53,082      39,294     11,380          -       350,283


 200,491     149     22,218    (405,691)    27,639          -        49,785

       -       -          -           -          -      7,751         7,751

 301,111   7,037     75,300    (366,397)    39,019      7,751       407,819

 (72,973) (2,675)   (67,625)    (21,215)    (8,155)         -      (230,504)
(145,004) (2,770)  (120,560)    189,497    100,285        359             -

  83,134   1,592   (112,885)   (198,115)   131,149      8,110       177,315


1,114,703 18,980    695,489     600,253     19,043     82,792     3,378,236

1,197,837 20,572    582,604     402,138    150,192     90,902     3,555,551


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
With Fund Information

Year ended December 31, 1998

(In thousands)



                                            Fund Information
                                                     Small        Balanced Fund
                          International              Company
                              Stock     U.S. Stock   Stock       Fifty/     More
                              Fund        Fund       Fund        Fifty     Bonds

Contributions:
  Employer                  $    2,402      7,629      3,095       871       376
  Employees' - voluntary        11,839     21,938     15,336       141        67
  Rollovers from external plans  1,310      3,985      1,419       183       119
  Rollovers from internal plans  5,297     13,781      7,133     2,659       750

       Total contributions      20,848     47,333     26,983     3,854     1,312

Net income (loss) from Master
  Trust investments, net of
  administrative expenses       24,155     82,037     (9,065)    2,841     1,201

Interest income on participant
  notes receivable                   -          -          -         -         -

       Total                    45,003    129,370     17,918     6,695     2,513


Benefit payments                (6,940)   (14,249)    (6,787)     (428)  (1,232)
Transfers among funds          (26,617)    38,371    (25,537)   38,446   18,693
Transfer between plans             234        151        229         -        -

       Net increase (decrease)
        in net assets available
        for plan benefits       13,680     153,643    (14,177)   44,713   19,974

Net assets available for plan
 benefits:
     Beginning of year         164,464    258,383    206,296         -         -
     End of year            $  178,144    412,026    192,119    44,713    19,974


The accompanying notes are an integral part of the financial statements.



         Enhanced              Xerox
 More      Bond     Income     Stock   Marketplace   Employee
Stocks     Fund     Fund       Fund     Window       Loan Fund    Total

  13,575     193     3,179      10,190       353           -       41,863
  40,013      64    20,323      23,493        55           -      133,269
   7,473     508    14,785       2,944       119           -       32,845
  83,404     551    65,748       5,559       255           -      185,137

 144,465   1,316   104,035      42,186       782           -      393,114


 161,361     229    43,553     209,986     1,239           -      517,537

       -       -         -           -         -       6,180        6,180

 305,826   1,545   147,588     252,172     2,021       6,180      916,831

 (57,189)   (527)  (68,257)    (16,824)     (336)          -     (172,769)
 (95,701) 17,962   (28,692)     33,339    17,358      10,378            -
   1,906       -     1,964         659         -          52        5,195

 154,842   18,980   52,603     269,346    19,043      16,610      749,257


 959,861        -  642,886     330,907         -      66,182    2,628,979

1,114,703  18,980  695,489     600,253    19,043      82,792    3,378,236





The accompanying notes are an integral part of the financial statements.

XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements,Continued

December 31, 1999 and 1998



(1)  Description of Plan and Summary of Significant Accounting Policies

The following description of the Xerox Corporation Profit Sharing and Savings Plan (Plan) provides only general information. Participants should refer to the summary plan description and the Plan document for a more complete description of the Plan's provisions.

(a)  General

The Plan is a defined contribution plan covering substantially all full and part-time U.S. employees of Xerox Corporation (sponsor) and participating subsidiaries, except those covered by a collective bargaining agreement unless that agreement calls for participation in the Plan. Employees are automatically eligible to participate in the 401(k) savings portion of the Plan upon date of hire.

(b)  Plan Amendment

Effective January 1, 1998, the Company modified the profit sharing payout amounts beginning with the plan year ended December 31, 1998. In 1998, profit sharing payouts were 50% in cash and 50% in stock options (stock options are not a component of the Plan). Beginning in 1999, the profit sharing payout structure changed to 50% in cash, 25% in deferred compensation and 25% in stock options. For the calendar year ended December 31, 1999, the sponsor's EPS growth was below 5%. In accordance with the plan document, there was no Xerox Profit Sharing contribution for 1999. See Xerox profit sharing contribution disclosure in note 1(e) for further information.

(c)  Payments of Benefits

Upon termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, or may purchase an annuity payable from a life insurance company. There were no benefits allocated from the Plan for participants at December 31, 1999 and 1998.

(d)  Employee Savings Contributions

Subject to limits imposed by the Internal Revenue Code, eligible employees may contribute up to 18% of pay (as defined in the Plan) through a combination of before-tax and after-tax payroll deductions. Employees are immediately vested in their savings contributions.





XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998

(1) Description of Plan Continued

(e)  Xerox Profit Sharing Contribution

Eligible employees may receive a profit sharing contribution from the sponsor. In 1998 the Plan document specified that any contribution payout would range from zero to 10% of pay based upon the return on assets (ROA) of the Xerox Document Processing industry segment as defined in the Plan document. ROA is determined as of the sponsor's calendar year-end.

During 1998, the sponsor's ROA was 17.5%, which resulted in a maximum profit sharing contribution for all eligible active employees at December 31, 1998 equal to 5% of pay or $128,734 and 5% in stock options which are not a component of this plan. Participants elected to invest approximately $41,863 into the Plan at December 31, 1998 (dollars in thousands).

Beginning in 1999 and forward, a profit sharing payout now has three components.
 They are as follows: (i) 50% of the payout will come in the form of cash which you can defer to the savings plan, (ii) another 25% of the payout is automatically deferred to the Xerox stock fund, and (iii) the last 25% of the payment is provided in the form of stock options which is not a component of this Plan. Employees are immediately vested in profit sharing contributions.

In 1999 and forward, the maximum profit sharing payout will be 15%. In any given year, the payout bears a one-to-one relationship to earnings per share
(EPS) growth up to 15%. However, if EPS growth is below 5%, there is no payment.

For the calendar year ended December 31, 1999, the sponsor's EPS growth was below 5%. In accordance with the plan document, there was no Xerox Profit Sharing contribution for 1999.

(f)  Investment Funds

As further described in note 3, the investment funds are part of the Xerox Trust
 Agreement to Fund Retirement Plans (Master Trust). Effective October 1, 1998, the sponsor added the following four new investment funds to the Plan: Balanced
 Fund - Fifty/Fifty, Balanced Fund - More Bond, Enhanced Bond Fund and Marketplace Window. Additionally, the Balanced Fund name was changed to Balanced Fund - More Stocks. Employees can direct their plan accounts to one or more of the following ten investment funds:

International Stock Fund - Invests primarily in stocks of companies outside the U.S.

U.S. Stock Fund - Invests primarily in stocks of medium to large U.S. companies.

XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements

December 31, 1999 and 1998



Small Company Stock Fund - Invests primarily in stocks of smaller U.S.
companies.

Balanced Fund - Fifty/Fifty - Usually invests approximately 50% in stocks and 50% in bonds; some private placements and cash. The mix may shift with market outlook.

Balanced Fund - More Bonds - Usually invests 30% in stocks, most of the rest in bonds, some private placements and cash. The mix may shift with market outlook.

Balanced Fund - More Stocks - Usually invests approximately 70% in stocks, most of the rest in bonds, some private placements and cash. The mix may shift with market outlook.

Enhanced Bond Fund - Invests in intermediate duration; approximately 70% high quality bonds, and 30% high-yield lower quality bonds.

Income Fund - Invests in short to intermediate duration, high quality bonds; contracts with insurance companies and banks.

Xerox Stock Fund - Invests in Xerox Corporation common stock and some cash for administrative purposes.

Marketplace Window- Offers access to no-load mutual funds outside of Xerox funds.

(g)  Employee Loan Fund

Participants are permitted to borrow from their profit sharing savings accounts subject to certain limitations. The loans are payable over terms up to 14.5 years and bear interest at the quarterly Citibank commercial prime rate in effect at the time of loan issuance plus 1%. Principal and interest payments on the loans are redeposited into the participants' accounts based on their current investment allocation elections. Loans are issued at market value. At December 31, 1999 and 1998, market value on loans approximates fair value.







XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998



Summary of Significant Accounting Policies

a. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

b. If available, quoted market prices are used to value investments. Non-readily marketable investments are carried at estimated fair value. Investment contracts are carried at contract value, which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Margin variation represents market fluctuations on future investments.

c. The income fund was designed primarily to allow both retirees and participants exiting the Company to transfer their benefits to a low risk investment option without removing funds from the plan. This includes their TRA assets. Effective January 1, 1998 this option is no longer available. Upon retiring, voluntary termination, or involuntary termination, all participants must transfer their lump sum benefits to the Xerox Corporation Profit Sharing and Savings Plan or withdraw the benefits from the Plan.


(2)  Federal Income Taxes

The Plan obtained its latest determination letter from the Internal Revenue Service (IRS) on September 18, 1995, covering Plan amendments through January 31, 1995, indicating that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and Plan's internal tax counsel believe that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

As long as the Plan continues to be qualified under present Federal income tax laws and regulations, participants will not be taxed on company contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee under the Plan, but may be subject to tax thereon at such time as they receive distributions under the Plan.

XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998



(3)  Master Trust

As discussed in note 1, the Plan participates in the Master Trust. The following other Xerox employee benefit plans also participate in the Master Trust as of December 31, 1999:

The Profit Sharing Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C.;

Xerox Corporation Retirement Income Guarantee Plan; and

Retirement Income Guarantee Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C.

The Master Trust has nine investment pools - the International Stock Pool, U.S. Stock Pool, Small Company Stock Pool, Other Equity Pool, Income Fund, Other Fixed Pool, Bond Pool, Xerox Stock Fund, and Marketplace Window.

Participants direct their accounts into investment funds, as described in note 1, which participate in the aforementioned investment pools. Each of the plans has an ownership interest in one or more of these investment pools in accordance with that interest as determined by participant fund elections.

The Expense Pool represents net accrued, plan specific administrative expenses that are attributable to the other equity Pool , Other Fixed Pool and the Bond Pool,which comprise the Balanced Fund. It is not an investment pool.

In October 1998, there was a pool restructure. Assets of the All Other Pool were transferred to the Other Equity Pool and the Bond Pool. The pool restructure was done in conjunction with the addition of the new investment funds as discussed in note 1.







XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998



The following financial information is presented for the Master Trust and each of the Master Trust investment pools:

Statement of Net Assets of the Master Trust as of December 31, 1999 is as follows (in thousands):

                                                   Small
                      International               Company             Xerox
                           Stock      U.S. Stock   Stock    Income    Stock
       Assets              Pool         Pool       Pool     Fund      Fund

Cash (overdraft)  $           (230)           2       2        (68)       -
Receivables:
  Dividends                  1,316        1,645     255          -    3,697
  Interest                     220          574     338      7,653       38
  Due from brokers           2,231          261   4,171     10,115        -
  Other                         80            -       -          -        -

       Total receivables     3,847        2,480   4,764     17,768    3,735

Investments at fair value:
  At quoted market value:
    Short-term investments  67,026      115,890 146,755    106,070    8,059
    Fixed income investments 2,102            -       -    774,937        -
    Equity securities:
      Xerox common stock         -            -       -          -  427,828
      Other              1,379,984    2,990,177 683,719      3,852        -

  At estimated fair value:
    Interest in real estate
      Trusts                     -            -        -         -         -
    Other investments            -            -        -         -         -

        Total investments 1,449,112   3,106,067  830,474   884,859   435,887

        Total assets      1,452,729   3,108,549  835,240   902,559   439,622

         Liabilities
Due to brokers              (11,121)     (2,311)  (4,159) (128,244)        -
Other                        (1,970)     (1,662)    (702)     (468)      (43)

        Net assets    $   1,439,638   3,104,576  830,379   773,847   439,579



  Other       Other
  Equity      Fixed      Marketplace    Bond      Expense
  Pool        Pool         Window       Pool        Pool        Total

     -           -             -       38,086         -          37,792

     -           -             -            -         -           6,913
   674          216            -       20,876         -          30,589
     -           -          1,891      52,405         -          71,074
     -           -            -            -          -              80
   674          216         1,891      73,281         -         108,656



166,235      52,809             -     147,207         -         810,051
      -          -              -   1,875,604         -       2,652,643

      -          -            -           -         -           427,828
145,046         -         161,843      70,755       -         5,435,376



  3,505         -            -           -         -              3,505
340,264         -            -           -         -            340,264

655,050       52,809       161,843   2,093,566       -        9,669,667

655,724       53,025       163,734   2,204,933      -         9,816,115



   (133)        -          (1,649)    (220,434)     -          (368,051)
   (297)        (167)          -        (1,463)     -            (6,772)

655,294       52,858       162,085    1,983,036      -        9,441,292




XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998



The allocation of Master Trust net assets by investment pool as of December 31, 1999 is as follows (in thousands):

                                                Small
                     International             Company    Balanced    Balanced
                        Stock      U.S. Stock    Stock      Fund -      Fund -
                        Fund          Fund       Fund    Fifty/Fifty  More Bonds

International Stock
  Pool                $ 236,019       -          -        19,135          8,183

U.S. Stock Pool            -      544,578        -        40,703         17,409

Small Company
  Stock Pool                          -        229,144     9,560          4,088

Income Fund                -         -           -         -              -

Xerox Stock Fund           -         -           -         -              -

Other Equity Pool          -         -           -        10,419           4,456

Other Fixed Pool           -         -           -           840             360

Marketplace Window         -         -           -          -             -

Bond Pool                  -         -           -        30,781          13,662

Expense Pool               -         -           -          -            -

         Total    $      236,019   544,578     229,144   111,438          48,158



   Balanced                                 Xerox
    Fund -      Enhanced       Income       Stock      Marketplace
  More Stocks   Bond Fund       Fund         Fund        Window        Total


 1,176,301         -             -           -              -          1,439,638

 2,501,886         -             -           -              -          3,104,576


   587,587         -             -           -              -            830,379

     -             -            773,847        -              -          773,847

     -             -            -           439,579         -            439,579

   640,419          -            -           -              -            655,294

    51,658          -            -           -              -             52,858

     -             -             -           -            162,085        162,085

 1,916,922        21,671          -            -            -          1,983,036

     -              -            -            -            -             -

 6,874,773        21,671        773,847      439,579     162,085       9,441,292


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998


Investment in the Master Trust for all participating plans as of December 31, 1999 is as follows (in thousands):
                                                       Small   Balanced Balanced
                             International            Company   Fund     Fund -
                               Stock     U.S. Stock    Stock    Fifty/   More
                               Fund         Fund       Fund     Fifty    Bonds

Xerox Corporation Profit
  Sharing and Savings Plan $   225,051      518,508    217,442  106,073   45,552

The Profit Sharing Plan of
  Xerox Corporation and
  The Xerographic Division,
  Union of Needletrades,
  Industrial and Textile
  Employees, A.F.L. -
  C.I.O. - C.L.C.               10,968       26,070     11,702    5,365    2,606

Xerox Corporation Retirement
  Income Guarantee Plan              -           -           -        -       -

Retirement Income Guarantee
  Plan of Xerox Corporation
  and The Xerographic
  Division, Union of
  Needletrades, Industrial and
  Textile Employees, A.F.L. -
  C.I.O. - C.L.C.                   -           -          -         -        -


    Total                  $  236,019      544,578     229,144  111,438   48,158


   Balanced
    Fund -     Enhanced                 Xerox
    More        Bond       Income       Stock     Marketplace
   Stocks       Fund        Fund        Fund        Window              Total

1,199,259      20,596     583,296      402,616       150,370          3,468,763







   80,608       1,075      65,096       36,963        11,715            252,168


5,049,587           -     110,335            -            -           5,159,922







  545,319           -      15,120            -           -              560,439

6,874,773      21,671     773,847      439,579       162,085          9,441,292



XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998



The following financial information is presented for the Master Trust and each of the Master Trust investment pools:

Statement of Net Assets of the Master Trust as of December 31, 1998 is as follows (in thousands):
                                                     Small
                           International            Company
                               Stock    U.S. Stock   Stock    All Other   Income
           Assets              Pool        Pool      Pool       Pool       Fund

Cash (overdraft)         $    16,520        (141)    1,088       -       (4,469)
Receivables:
  Dividends                    1,371       2,687       501       -        -
  Interest                       198         638       215       -        9,664
  Due from brokers             3,227       7,697     1,783       -       77,389
  Other                           30          11        (1)      -         (225)

      Total receivables        4,826      11,033     2,498       -       86,828

Investments at fair value:
  At quoted market value:
   Short-term investments     29,261     160,154    67,680       -      188,727
   Fixed income investments    3,637        -         -         -       781,381
   Equity securities:
      Xerox common stock        -          -         -         -        -
      Other                1,033,271   2,842,337   613,346       -        5,973

  At estimated fair value:
    Interest in real estate
      Trusts                    -          -          -         -        -
    Other investments           -          -          -         -        -

Investments at contract value:
  Investment contracts with
    insurance companies
    and banks                   -         -          -          -        62,861

       Total investments   1,066,169   3,002,491   681,026        -   1,038,942

       Total assets        1,087,515   3,013,383   684,612        -   1,121,301

        Liabilities

Due to brokers                (3,983)     (6,052)   (2,607)      -     (183,652)
Other                         (2,053)     (1,692)     (751)      -         (500)

        Net assets   $     1,081,479   3,005,639   681,254       -      937,149




   Xerox     Other    Other
   Stock    Equity    Fixed    Marketplace     Bond    Expense
   Fund      Pool      Pool      Window        Pool     Pool       Total

      -      -        -             -          15,757     -         28,755

   1,962       22      -            -           -         -          6,543
      33    1,403     660           -          16,511     -         29,322
     -      6,359      -            -          17,986     -        114,441
      10      -       -            -             (143)    -           (318)
   2,005    7,784     660           -          34,354     -        149,988



   9,401  335,740   159,972         -           78,006     -      1,028,941
     -      3,221      -            -        1,519,208     -      2,307,447

 632,445       -      -             -              -        -       632,445
     -    114,059      -         19,796        104,887     -      4,733,669



     -     31,562      -            -            -         -         31,562
     -    208,894      -            -            -         -        208,894




     -        -       -             -            -        -         62,861
 641,846  693,476   159,972      19,796     1,702,101    -       9,005,819

 643,851  701,260   160,632      19,796     1,752,212    -       9,184,562



     -     (6,359)       -          -        (115,955)   -        (318,608)
     (92)    (311)     (162)        -          (1,374)   (72)       (7,007)
 643,759  694,590   160,470      19,796     1,634,883    (72)    8,858,947


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998



The allocation of Master Trust net assets by investment pool as of December 31, 1998 is as follows (in thousands):

                                               Small
                   International               Company    Balanced      Balanced
                       Stock     U.S. Stock    Stock        Fund -        Fund -
                       Fund         Fund       Fund      Fifty/Fifty  More Bonds

International Stock
  Pool            $   184,457        -            -        6,100           2,870

U.S. Stock Pool         -         426,768         -       17,536           8,252

Small Company
  Stock Pool            -           -          199,672     3,275           1,541

All Other Pool          -           -             -          -              -

Income Fund             -           -             -          -              -

Xerox Stock Fund        -           -             -          -              -

Other Equity Pool       -           -             -        4,936           2,010

Other Fixed Pool        -           -              -       2,700             513

Marketplace Window      -           -             -           -             -

Bond Pool               -           -             -        10,987          5,170

Expense Pool            -           -             -           -             -

         Total     $   184,457     426,768     199,672     45,534         20,356






Balanced
  Fund -      Enhanced                 Xerox
  More         Bond        Income      Stock      Marketplace
  Stocks       Fund         Fund        Fund         Window           Total


  888,052       -             -          -               -           1,081,479

2,553,083      -             -          -               -            3,005,639


  476,766       -             -          -               -             681,254

     -         -            -          -               -                -

     -         -           937,149       -               -             937,149

     -         -           --          643,759            -            643,759

  687,644        -           -           -               -             694,590

  157,257        -           -           -               -             160,470

     -         -            -          -             19,796             19,796

1,599,517    19,209          -           -              -            1,634,883

      (72)      -            -           -               -                 (72)

6,362,247    19,209        937,149     643,759       19,796          8,858,947




XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998


Investment in the Master Trust for all participating plans as of December 31, 1998 is as follows (in thousands):
                                                 Small     Balanced   Balanced
                         International          Company      Fund -    Fund -
                            Stock    U.S. Stock  Stock       Fifty/    More
                            Fund       Fund      Fund        Fifty     Bonds

Xerox Corporation Profit
  Sharing and Savings Plan $ 175,891  404,740   189,184      43,879     19,615

The Profit Sharing Plan of
  Xerox Corporation and
  The Xerographic Division,
  Union of Needletrades,
  Industrial and Textile
  Employees, A.F.L. -
  C.I.O. - C.L.C.              8,566   22,028    10,488       1,655        741

Xerox Corporation Retirement
  Income Guarantee Plan        -        -          -          -         -

Retirement Income Guarantee
  Plan of Xerox Corporation
  and The Xerographic
  Division, Union of
  Needletrades, Industrial and
  Textile Employees, A.F.L. -
  C.I.O. - C.L.C.              -       -          -           -         -


    Total               $   184,457   426,768   199,672      45,534      20,356



Balanced
  Fund -      Enhanced                  Xerox
  More         Bond       Income        Stock         Marketplace
  Stocks       Fund       Fund          Fund             Window           Total

1,102,063      18,803     692,898      590,564          18,706         3,256,343







   76,223         406      79,433       53,195           1,090           253,825


4,686,540          -      143,631           -              -           4,830,171







  497,421           -       21,187           -             -             518,608

6,362,247         19,209   937,149      643,759         19,796         8,858,947




XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998



Statement of Changes in Net Assets of the Master Trust for the year ended December 31, 1999 is as follows (in thousands):

                                                    Small
                         International              Company               Xerox
                             Stock      U.S. Stock   Stock    Income      Stock
                             Pool         Pool       Pool      Fund       Fund

Additions:
  Transfers in         $      90,431     155,074    46,723    154,653    418,469
  Investment earnings:
    Interest                   1,625       6,862     2,424     51,889        610
    Dividends                 19,430      27,271     3,499        168     10,769
    Net appreciation
      (depreciation)         336,067     544,823   203,930    (22,348) (456,299)
    Margin variation on
      futures contracts         (385)     (6,508)   (2,146)       633       -
    Other                      1,296         823       376        889       (10)

       Total investment
          Earnings           358,033     573,271   208,083     31,231  (444,930)

       Total additions       448,464     728,345   254,806    185,884   (26,461)

Deductions:
  Administrative expenses     (8,744)     (8,684)   (3,333)    (2,323)     (660)
  Transfers out              (95,513)   (125,724)  (71,348)  (346,863) (177,059)

       Total deductions     (104,257)   (134,408)  (74,681)  (349,186) (177,719)

Transfers between funds/pools 13,952    (495,000)  (31,000)       -         -

Net assets:
  Beginning of year        1,081,479   3,005,639   681,254    937,149   643,759

  End of year          $   1,439,638   3,104,576   830,379    773,847   439,579




  Other         Other
  Equity        Fixed        Marketplace      Bond        Expense
  Pool          Pool           Window         Pool         Pool          Total

     794        12,398         150,408         36,210        -        1,065,160

   7,461         8,786            -            76,242        -          155,899
   3,682           -             5,519          2,045        -           72,383

 210,313       (20,000)         25,002        (52,983)       -          768,505

 (15,280)       (1,719)           -               261        -          (25,144)
  26,733             3            -             1,699        -           31,809


 232,909       (12,930)         30,521         27,264        -        1,003,452

 233,703          (532)        180,929         63,474        -        2,068,612


  (1,482)         (798)            (48)        (6,442)     (1,813)      (34,327)
(563,105)         (782)        (38,592)       (33,879)       -       (1,452,865)

(564,587)       (1,580)        (38,640)       (40,321)     (1,813)   (1,487,192)

 291,588      (105,500)           -           325,000       1,885           925


 694,590       160,470          19,796      1,634,883         (72)    8,858,947

 655,294        52,858         162,085      1,983,036         -       9,441,292



XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998



The allocation of net income (loss) from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended December
 31, 1999 is as follows (in thousands):

                                                Small
                     International             Company   Balanced     Balanced
                        Stock     U.S. Stock    Stock      Fund -       Fund -
                        Fund        Fund        Fund   Fifty/Fifty   More Bonds

International Stock
  Pool                  $ 56,809         -          -      3,042         848

U.S. Stock Pool              -        88,467        -      4,899       1,369

Small Company
  Stock Pool                 -           -       54,095    1,567         437

Income Fund                  -           -          -        -            -

Xerox Stock Fund             -           -          -        -            -

Other Equity Pool            -           -          -      2,406         672

Other Fixed Pool             -           -          -       (142)        (41)

Marketplace Window           -           -          -         -           -

Bond Pool                    -           -          -        215          61

Expense Pool                 -           -          -         -            -

         Total       $    56,809      88,467     54,095   11,987       3,346



 Balanced
  Fund -    Enhanced               Xerox
  More       Bond       Income     Stock      Marketplace
  Stocks     Fund        Fund       Fund         Window           Total


 288,590      -           -         -               -             349,289

 469,852      -           -         -               -             564,587


 148,651      -           -         -               -             204,750

     -        -         28,908      -               -              28,908

     -        -          -        (445,590)         -            (445,590)

 228,349       -          -         -               -             231,427

  (13,545)     -          -         -               -             (13,728)

     -         -         -          -            30,473            30,473

   20,418      128         -         -              -              20,822

   (1,813)      -         -          -             -               (1,813)

1,140,502      128        28,908   (445,590)     30,473           969,125



Xerox Corporation and XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998


Net Income (loss) from Master Trust Investments, net of administrative expenses, for all participating plans for the year ended December 31, 1999 is as follows (in thousands):


                                                  Small     Balanced  Balanced
                        International             Company    Fund -    Fund -
                           Stock     U.S. Stock    Stock     Fifty/    More
                           Fund         Fund       Fund      Fifty     Bonds

Xerox Corporation Profit
  Sharing and Savings Plan $  54,334    84,438      51,596    11,449     3,162

The Profit Sharing Plan of
  Xerox Corporation and
  The Xerographic Division,
  Union of Needletrades,
  Industrial and Textile
  Employees, A.F.L. -
  C.I.O. - C.L.C.              2,475     4,029       2,499       538       184

Xerox Corporation Retirement
  Income Guarantee Plan          -          -           -         -          -

Retirement Income Guarantee
  Plan of Xerox Corporation
  and The Xerographic
  Division, Union of
  Needletrades, Industrial and
  Textile Employees, A.F.L. -
  C.I.O. - C.L.C.                  -          -           -         -       -


    Total               $     56,809     88,467       54,095     11,987    3,346








Balanced
  Fund -     Enhanced                  Xerox
  More         Bond       Income       Stock        Marketplace
  Stocks       Fund       Fund         Fund           Window           Total


  200,491      149        22,218     (405,691)         27,639          49,785







   12,858      (21)        1,942       (39,899)         2,834         (12,561)


  836,717       -          4,160            -              -          840,877







   90,436       -           588             -              -           91,024

1,140,502      128        28,908      (445,590)        30,473         969,125



XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998



Statement of Changes in Net Assets of the Master Trust for the year ended December 31, 1998 is as follows (in thousands):

                                                   Small
                      International               Company
                          Stock     U.S. Stock     Stock    All Other    Income
                          Pool         Pool         Pool      Pool        Fund

Additions:
  Transfers in         $     43,514    139,522      51,756   418,842     126,050
  Investment earnings:
    Interest                  2,206      8,198       6,948    59,043      57,481
    Dividends                19,994     26,128       2,502    12,123         435
    Net appreciation
      (depreciation)        140,075    663,920      (6,208)   25,060       5,737
    Margin variation on
      futures contracts       1,217      7,864         350    13,831       (287)
    Other                      (775)     1,911         639    22,210       (104)

        Total investment
          Earnings          162,717    708,021        4,231  132,267      63,262

        Total additions     206,231    847,543       55,987  551,109     189,312

Deductions:
  Administrative expenses     (8,531)   (7,852)      (4,300)  (7,872)    (2,341)
  Transfers out              (53,101)  (58,284)     (52,728) (442,927) (176,723)

        Total deduction      (61,632)  (66,136)     (57,028) (450,799) (179,064)

Transfers between funds/pools(90,097) (274,164)    (290,563)  313,106        -

Pool restructure                -        -            -    (2,448,260)       -

Net assets:
  Beginning of year        1,026,977  2,498,396     972,858 2,034,844    926,901

  End of year          $   1,081,479  3,005,639     681,254       -      937,149



  Xerox       Other       Other
  Stock       Equity      Fixed      Marketplace    Bond      Expense
  Fund        Pool        Pool         Window       Pool       Pool        Total

 102,002     125,652     118,979      18,839       18,136       -     1,163,292

     445       4,308       3,270         -         17,068       -       158,967
   7,453       3,749        -            569        1,195       -        74,148

 221,414      60,417      14,876         735       16,842       -     1,142,868

    -          7,862       1,321         -         (7,125)      -        25,033
    -          3,156          (2)        -           (439)      -        26,596


 229,312      79,492      19,465       1,304        27,541      -     1,427,612

 331,314     205,144     138,444      20,143        45,677      -     2,590,904


    (668)       (301)       (346)         (1)       (1,443)   (391)     (34,046)
 (32,892)   (600,735)    (85,628)       (346)         (528)      -   (1,503,892)

 (33,560)    (601,036)   (85,974)       (347)        (1,971)   (391) (1,537,938)

    -         230,399    108,000          -           3,000     319        -

    -         860,083       -             -       1,588,177      -         -

 346,005         -          -             -            -         -    7,805,981

 643,759      694,590    160,470       19,796     1,634,883     (72)  8,858,947


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998



The allocation of net income (loss) from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended December 31, 1999 is as follows (in thousands):

                                               Small
                   International              Company     Balanced    Balanced
                      Stock       U.S. Stock   Stock        Fund -      Fund -
                      Fund           Fund      Fund      Fifty/Fifty  More Bonds

International Stock
  Pool              $   25,486        -          -           875          412

U.S. Stock Pool            -      86,279         -         1,167          397

Small Company
  Stock Pool               -         -       (9,729)          66           31

All Other Pool             -         -          -             -          -

Income Fund                -         -          -             -          -

Xerox Stock Fund           -         -          -             -          -

Other Equity Pool          -         -          -            538          253

Other Fixed Pool           -         -          -            130           61

Marketplace Window         -         -          -             -          -

Bond Pool                  -         -          -            176           83

Expense Pool               -         -          -             -          -

         Total    $      25,486     86,279      (9,729)      2,952        1,237



Balanced
  Fund -      Enhanced                 Xerox
  More          Bond      Income       Stock        Marketplace
  Stocks        Fund       Fund         Fund          Window           Total


 127,413         -          -           -               -             154,186

 612,326         -          -           -               -             700,169

   9,563         -          -           -               -                (69)

 124,395         -          -           -               -             124,395

     -           -        60,921        -               -              60,921

     -           -          -        228,644            -             228,644

  78,400         -          -           -               -              79,191

  18,928         -          -           -               -              19,119

     -           -          -           -             1,303             1,303

  25,595         244        -           -               -              26,098

    (391)        -          -           -               -                (391)

 996,229         244      60,921     228,644          1,303          1,393,566



XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998


Net Income (loss) from Master Trust Investments, net of administrative expenses, for all participating plans for the year ended December 31, 1998 is as follows (in thousands):
                                                  Small   Balanced      Balanced
                         International           Company    Fund -      Fund -
                           Stock      U.S. Stock  Stock     Fifty/      More
                           Fund         Fund      Fund      Fifty       Bonds

Xerox Corporation Profit
  Sharing and Savings Plan $ 24,155     82,037    (9,065)   2,841          1,201

The Profit Sharing Plan of
  Xerox Corporation and
  The Xerographic Division,
  Union of Needletrades,
  Industrial and Textile
  Employees, A.F.L. -
  C.I.O. - C.L.C.              1,331     4,242      (664)     111             36

Xerox Corporation Retirement
  Income Guarantee Plan          -        -          -       -            -

Retirement Income Guarantee
  Plan of Xerox Corporation
  and The Xerographic
  Division, Union of
  Needletrades, Industrial and
  Textile Employees, A.F.L. -
  C.I.O. - C.L.C.                -        -          -       -            -


    Total                  $  25,486    86,279      (9,729)   2,952        1,237


Balanced
  Fund -      Enhanced                Xerox
  More         Bond       Income      Stock       Marketplace
  Stocks       Fund        Fund       Fund           Window               Total


  161,361       229       43,553     209,986          1,239              517,537







   10,912        15        4,866      18,658             64               39,571


  746,740        -       10,952           -               -              757,692







   77,216        -        1,550          -                 -              78,766

  996,229       244       60,921      228,644           1,303          1,393,566

XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998



Master Trust investments are managed by selected investment managers under the direction of the Treasurer of Xerox Corporation. The Finance Committee of the Xerox Corporation Board of Directors is responsible for establishing investment objectives and policies, reviewing the investment decisions of the Treasurer and reviewing the investment results of the Master Trust. The Finance Committee of the Xerox Corporation Board of Directors consists, at present, of six members of the Xerox Corporation Board of Directors, none of whom are officers of Xerox Corporation.

Marketable securities are valued at the last reported sales price on the last business day of the year. Quotations are obtained from national securities exchanges or, in instances where securities are not listed on any of the exchanges, quotations are obtained from brokerage firms.

Non-readily marketable investments, which include private placements, are carried at fair value, based upon the cost of the investments, developments concerning the portfolio investments of the private placements, and other factors as the managing general partners of these investments may deem relevant.
  The valuations do not necessarily represent amounts which might ultimately be realized from the investments.

At December 31, 1999 the Master Trust held no investment contracts with insurance companies or banks. For the plan year ended December 31, 1998 investment contracts with insurance companies and banks were valued at contract value, which approximated fair value. In connection with the investment contracts, all of which are fully benefit-responsive, the following information is presented (dollars in thousands):

(i) The average investment yield for the year ended December 31, 1998 was 7.1%.

(ii)  The crediting interest rate at December 31, 1998 was 4.4%.

(iii) The fair value, as determined by discounting estimated future cash flows for traditional GIC's and the market value of the underlying investments and the associated wrapper for synthetic GIC's at December 31, 1998 was $63,780. Contract value was $62,861 at December 31, 1998.




XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998



The Master Trust invests in real estate group trusts. These trusts provide pension and profit sharing plans with a medium for pooling their funds for investment in income producing real estate. The investment trusts value real estate holdings at estimated market value based upon independent appraisals, consideration of significant changes in economic circumstances, and capital additions made to properties after the appraisal date. Such market value estimates necessarily involve subjective judgments. Accordingly, the actual market price of the real estate can only be determined by negotiation between independent third parties in a sales transaction.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Margin variation represents market fluctuations on futures investments.

Derivative financial instruments are used by the Master Trust's equity and balanced portfolio investment managers primarily to rebalance the fixed income/equity allocation of the Master Trust's portfolio and to hedge the currency risk component of the Master Trust's foreign investments. Certain of the Master Trust's fixed income investment managers are permitted to use certain specified types of derivative instruments as part of their respective strategies. These strategies include the use of exchange traded futures and options as substitutes for certain types of fixed income securities. Leveraging of the Master Trust's assets and speculation are prohibited. Currency hedge positions are not permitted to exceed the level of exposure in the related Master Trust's assets.

The derivatives most commonly used by the investment managers are highly liquid exchange traded equity and fixed income futures and over-the-counter foreign exchange forward contracts. The use of derivative instruments is not believed to materially increase the credit or market risk of the Master Trust's investment.





XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998



The net appreciation (depreciation) of investments for the year ending December 31, 1999 is as follows (in thousands):
                                                  Small
                        International            Company                Xerox
                           Stock     U.S. Stock   Stock      Income     Stock
                            Pool        Pool       Pool       Fund      Fund

Investments at quoted
   market value:
    Short-term and fixed
      income investments  $      309      -         -        (22,348)     -

  Xerox common stock             -        -         -          -      (456,299)

  Other equity investments   335,758   544,823     203,930     -          -

Investments at estimated
  fair value:
     Interest in real estate
       Trusts                    -        -         -          -          -
     Other investments           -        -         -          -          -

               Total    $    336,067   544,823     203,930   (22,348)  (456,299)


 Other           Other
 Equity          Fixed          Marketplace          Bond
  Pool            Pool            Window             Pool            Total




    -          (20,000)             -              (54,921)         (96,960)

    -             -                 -                  -           (456,299)

  24,014          -             25,002                1,938       1,135,465



  (8,926)         -                 -                  -             (8,926)
 195,225          -                 -                  -            195,225

 210,313       (20,000)         25,002             (52,983)         768,505



XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998



The net appreciation (depreciation) of investments for the year ending December 31, 1998 is as follows (in thousands):
                                                      Small
                            International            Company     All
                               Stock     U.S. Stock   Stock     Other     Income
                               Pool        Pool        Pool      Pool      Fund

Investments at quoted
   market value:
    Short-term and fixed
      income investments  $    310          -            -       10,107   5,737
  Xerox common stock            -           -            -         -        -

  Other equity investments 139,765       663,920      (6,208)      2,884    -

Investments at estimated
  fair value:
     Interest in real estate
       Trusts                   -           -            -       (20,107)   -
     Other investments          -           -            -        32,176    -

               Total    $  140,075       663,920      (6,208)     25,060   5,737



    Xerox       Other       Other
    Stock       Equity      Fixed    Marketplace     Bond     Expense
    Fund         Pool        Pool       Window       Pool      Pool       Total




    -             -        14,876         -         8,444        -       39,474

 221,414          -          -            -           -          -      221,414

    -         57,463         -           735        8,398        -      866,957



    -         (4,026)        -            -           -          -      (24,133)

    -          6,980         -            -           -          -       39,156

 221,414      60,417       14,876        735       16,842        -    1,142,868


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Notes to Financial Statements, Continued

December 31, 1999 and 1998



(4)  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits and benefits paid to participants as reported in the financial statements to the Form 5500 at December 31, 1999 and 1998:

                                                              December 31,
                                                           1999          1998
Net assets available for plan benefits as
  reported in the Plan financial statements $           3,555,551      3,378,236

Benefit claims payable reported on line 31g
  of Form 5500                                             -                -

Net assets available for plan benefits as
  reported in the Plan Form 5500                   $    3,555,551      3,378,236

                                                             December 31,
                                                          1999           1998
                                                           (in thousands)
Benefits paid to participants as reported in
  the Plan financial statements                    $      230,504        172,769

Add:  Amounts allocated to withdrawing
  participants at December 31, 1999 and 1998                -               -

Less:  Amounts allocated to withdrawing
  participants at December 31, 1998
  and 1997, respectively                                    -               -

Benefits paid to participants as reported in
  the Form 5500                                    $     230,504         172,769

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. There were no benefits allocated from the Plan for participants at December 31, 1999 or 1998.


(5)  Stock Split

In February 1999, the shareholders of the plan sponsor approved a two-for-one stock split of the Company's common stock. The stock split did not impact the value of participants' interest in the Xerox Stock Fund.


                                                                    Schedule 1


XEROX CORPORATION
PROFIT SHARING AND SAVINGS PLAN

Line 27a - Schedule of Assets Held for Investment Purposes at End of Year

(In thousands)


December 31, 1999


                              Description of investment
                                    including
 Identity of issue,           maturity date, rate of
    borrower,                 interest, collateral,                      Current
 lessor,or similar party      par or maturity value           Cost       value

 Investment in Master         (1)                      $ 2,814,991   $ 3,468,763
 Trust
*Investment in Participant    Loans to Plan participants,
  Notes Receivable             maturity dates through
                               5/31/12, interest rates
                               from 8.0% to 11.5%                -        86,788
                               per annum


*  Party-in-interest

(1)See note 1



Independent Auditors' Report


The Plan Administrator and Participants
Xerox Corporation Profit Sharing and Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Xerox Corporation Profit Sharing and Savings Plan (Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in the assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 26, 2000


                              EXHIBIT INDEX
                                                    Electronic
                                                    Submission
                                                    Document
Exhibit                                                 2
  (b)(1)     Accountants' Consent